FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

March 1, 2005

Item 3:	Press Release

The Press Release was disseminated on March 1, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) has released its annual gold production figures to December 31, 2004 and outlined the Company’s projected production for 2005.

All dollar figures are in United States dollars unless otherwise indicated.

Item 5:	Full Description of Material Change

Bema Gold Corporation has released its annual gold production figures to December 31, 2004 and outlined the Company’s projected production for 2005.

Gold Production in 2004

Bema’s consolidated gold production for 2004 was 229,545 ounces of gold at an operating cash cost of $315 per ounce and total cash cost of $332 per ounce(1)(2).

The 79% owned Julietta Mine, in far eastern Russia, produced 83,317 ounces of gold at an operating cash cost of $189 per ounce(2) and a total cash cost of $234 per ounce(2). Production was less than forecasted and operating cost was slightly more than forecasted due mainly to a fire in the warehouse during the first quarter and delays in accessing higher grade work faces that were scheduled to be mined during the year. The fire destroyed the majority of spare parts inventory which resulted in mining and milling rates at Julietta being temporarily reduced while the spare parts were replaced. The majority of the spare parts were replaced by mid-March, after which the mill ramped back up to full production.

In 2004, the 100% owned Petrex Mines in South Africa produced 146,228 ounces of gold at a total cash cost of $388 per ounce(1). During the first two quarters of 2004 Bema successfully completed a program designed to improve mining efficiencies and cut costs at Petrex. As a result, tonnes milled, recoveries, operating costs, capital expenditures and ounces produced were all better than budgeted during the second half of the year. However, operating costs will remain high if the South African Rand retains its strength versus the US dollar.

(1)
Consolidated production costs are adjusted to reflect a cash gain of $41 per ounce of gold from the exercise of South African rand denominated gold put options in 2004. At Petrex alone the cash gain from the puts represents $64 per ounce of gold.

(2)	Julietta costs are net of silver by-product credits.

2005 Production Projections

Bema’s projected gold production in 2005 is approximately 309,000 ounces at a projected operating cash cost of $295 per ounce(3)(4) and a total cash cost of $312 per ounce(3)(4). This would represent a 35% increase over the number of ounces produced in 2004 and a 6% decrease in total operating cost per ounce. The main reason for the increase in production is the recommencement of operations at the 50% owned Refugio Mine in Chile and a projected 18% increase in production at the Petrex Mines due to increased production from underground operations. In 2006, Bema’s consolidated production is projected to increase further and operating costs to decline, as the Refugio Mine records a full year of gold production. In the first full year of production, Refugio is projected to produce approximately 250,000 ounces of gold annually (Bema's shares is 50%) at a total cash cost of $235 per ounce.

In 2005, the Julietta Mine is projected to produce approximately 86,000 ounces gold with an operating cash cost of $190 per ounce(3) and a total cash cost of $241 per ounce(3). Production from the Petrex Mines is projected at 173,175 ounces of gold at a total cash cost of $347 per ounce(4).

Start up of the crushing facilities at the Refugio Mine is projected to commence on May 1, 2005. A two-month ramp up period is projected prior to reaching full plant capacity of 40,000 tonnes per day. As a result, Bema’s share of projected production at Refugio for the remainder of the year is expected to be approximately 50,000 ounces of gold. Total operating cash costs are projected at $298 per ounce, slightly higher than the life of mine projections of $250 per ounce, due to the ramp up period.

(3)	Net of silver credits assuming a $6.50 per ounce spot price for silver.
(4)	Based on a 6.5 rand to 1 USD conversion rate, a $400 per ounce spot gold price and accounting for potential gains from the 2005 rand gold put option program.

Kupol Project

The updated resource estimate for the Kupol Project, located in North Eastern Russia, is expected to be completed by late March. Due to the delays in the completion of the new resource calculation the feasibility study is now scheduled to be completed by late May. Bema is currently in negotiations with international banks with respect to the Kupol project loan. Shortly after the completion of the feasibility study, the Company intends to move forward with making a production decision and finalizing the project financing for Kupol.

The majority of supplies for the 2005 exploration and development work at Kupol have been shipped to the seaports of Pevek and Magadan, and mobilization of that material to site along winter roads is underway. The 2005 Kupol development program has commenced and Bema has received permits for preliminary construction which includes roads and site earth works. In addition, a 45,000 metre drill program is planned to further infill drill the resource and continue exploration drilling to further test the ultimate potential of the Kupol deposit. Bema has the right to acquire a 75% interest (currently holding a 40% interest) in the Kupol Project from the Government of Chukotka.

Cerro Casale Project

On September 28, 2004, Bema, Arizona Star Resource Corp. ("Arizona Star") and Placer Dome Inc. ("Placer Dome") announced they had reached an agreement on certain amendments to the Cerro Casale project Shareholders’ Agreement governing their co-ownership of Cerro Casale. In the amendments to the Shareholders’ Agreement, the companies have agreed to certain changes to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the Shareholders’ Agreement. The amendments also provide for the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities. In return for compensation and as part of the amendments, Placer Dome has agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure the senior loans. Placer Dome issued a certificate under the Shareholders’ Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. In parallel, Placer Dome stated that they continue to advance discussions on key commercial contracts and long-term marketing off-take arrangements.

Subject to the terms of the Shareholders’ Agreement, Placer Dome may be required to arrange $1.3 billion in financing, including $200 million in equity, on behalf of all partners. Placer Dome may be required to provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior loans. The senior loans, if arranged, will be for an amount that is not less than 50% of the initial project capital requirements. Subject to the terms of the Shareholders’ Agreement, Placer Dome has at least fifteen months (presently ending December 28, 2005) to arrange such financing. Any capital requirements exceeding $1.3 billion of the financing provided or arranged by Placer Dome are required to be funded pro-rata by the partners. Based on the most recently updated capital cost estimate, these amounts would be approximately $100 million for each of Bema and Arizona Star.

Should financing under the terms of the Shareholders’ Agreement not be available on reasonable commercial terms, the project may revert to non-financeable status. In such case Placer Dome’s interest in the project would remain intact, with obligations under the Shareholders’ Agreement remaining in place. Should financing under the terms of the Shareholders’ Agreement be available on reasonable commercial terms, but Placer Dome elects to no longer seek such financing, then by the terms of the Shareholders’ Agreement its 51% interest will be transferred pro rata to Bema and Arizona Star.

Bid for Arizona Star

On December 20, 2004 Bema announced that it intended to make an offer to all Arizona Star shareholders to exchange each Arizona Star share for 1.85 shares of Bema. The offer valued Arizona Star at CDN$7.01 per common share based on that day's closing price and represents a premium of 33% based on the 20 day volume weighted average trading share prices for both companies at the time of the offer. Bema currently owns approximately 5% of the common shares of Arizona Star.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 8th day of March, 2005.